UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

DORAL ENERGY CORP.
(Name of Registrant as Specified in its charter)

NEVADA	000-52738	98-0555508
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

3300 N. A Street
Bldg. 2, Suite 218
Midland, TX 79705
(Address of principal executive offices)

(432) 789-1180
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

DORAL ENERGY CORP.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF DORAL ENERGY CORP.

GENERAL

This Information Statement is being mailed commencing on or about December 22, 2010 by Doral Energy Corp. (the "Company", “we”, “us”, or “our”) to holders of record of the Company's common stock, par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change of a majority of the Company’s directors.

On December 2, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pure Gas Partners II, L.P. (“Pure”) and Pure Energy Group, Inc., a wholly owned subsidiary of Pure (“Pure Sub”). Pursuant to the provisions of the Merger Agreement, Pure will transfer all of its assets to Pure Sub in exchange for Pure Sub assuming all of the liabilities of Pure, and Pure Sub will merge with and into Doral Acquisition Corp. (“Doral Sub”), with Doral Sub continuing as the surviving corporation (the “Merger”). Doral Sub is the wholly owned subsidiary of the Company incorporated solely for the purpose of completing the Merger. Prior to closing the Merger, the Company expects to complete a 1-for-55 reverse split of the Company’s authorized and outstanding common stock (the “Reverse Split”). Upon completion of the Reverse Split, the Company’s authorized capital is expected to be reduced from 2,000,000,000 shares of common stock, par value $0.001 per share to 36,363,637 shares of common stock par value $0.001 per share and the total number of outstanding shares is expected to be reduced from 135,933,086 shares of common stock to 2,471,511 shares of common stock (prior to closing the Merger and not including adjustments for fractional interests). The effective date of the Reverse Split is expected to be December 27, 2010 unless otherwise determined by the Company’s Board of Directors.

Upon completion of the Merger, it is expected that each share of Pure Sub stock outstanding will be converted into 19,963,072 shares of the Company’s common stock, resulting in the Company issuing an aggregated of 9,981,536 shares of common stock to Pure. Completion of the Merger is expected to ultimately result in the Company having a total of approximately 12,453,047 post-Reverse Split shares outstanding, with Pure owning approximately 80% of the Company’s total outstanding shares on a fully diluted basis, and the Company’s existing shareholders owning the remaining 20%.

Upon closing, the Company intends to appoint Lawrence J. Risley, Richard F. LaRoche Jr. and John Hawkins as directors of the Company. Everett Willard Gray, II and Brad E. Heidelberg are expected to continue to serve on the Company’s Board of Directors upon closing of the Merger. In addition, it is expected that Mr. Risley will be appointed as the Company’s President and Chief Operating Officer, and that P. Mark Stark will be appointed as the Company’s Chief Financial Officer and Treasurer. Mr. Gray is expected to continue to act as the Company’s Chief Executive Officer and as Chairman of the Board of Directors.

Neither Lawrence J. Risley, Richard F. LaRoche Jr. nor John Hawkins will be appointed as directors until at least ten days after this Information Statement is mailed or delivered to all of the Company’s shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's stockholders.

VOTING SECURITIES OF THE COMPANY

As of December 22, 2010 (the “Record Date”), there were 135,933,086 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s common stock owned beneficially as of December 22, 2010 by: (i) each person (including any group) known to the Company to own more than five percent (5%) of any class of the Company’s voting securities, (ii) each of the Company’s directors, the Company’s named executive officers and persons nominated to become directors or executive officers and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Everett Willard Gray, II (2) Chairman, Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	25,668,141 (indirect)	18.9%
Common Stock	Brad E. Heidelberg Director	nil	n/a
Common Stock	P. Mark Stark Nominee Chief Financial Officer and Treasurer	40,000 (direct)	*
Common Stock	Lawrence J. Risley (3) Nominee President, Chief Operations Officer and Nominee Director	nil	n/a
Common Stock	Richard F. LaRoche Jr. (4) Nominee Director	nil	n/a
Common Stock	John Hawkins Nominee Director	nil	n/a
Common Stock	Paul C. Kirkitelos Former director and former officer	14,327,600 (direct)	10.5%
Common Stock	H. Patrick Seale (5) Former director and former officer	11,250,000 (indirect)	8.3%
Common Stock	All Officers and Directors as a Group (8 persons)	51,285,741	37.7%
5% STOCKHOLDERS
Common Stock	Paul C. Kirkitelos Suite 250, 111 N. Sepulveda Blvd. Manhattan Beach, CA 90266	14,327,600 (direct)	10.5%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
Common Stock	H. Patrick Seale (5) 14942 Sandalfoot Street Houston, TX 77095	11,250,000 (indirect)	8.3%
Common Stock	Everett Willard Gray, II (2) 2002 Bedford Midland, Texas 79701	25,668,141 (indirect)	18.9%

*Less than 1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on December 22, 2010. As of December 22, 2010, there were 135,933,086 shares of the Company’s common stock issued and outstanding.

(2)	Everett Willard Gray, II holds the shares listed as beneficially owned by him indirectly through W.S. Oil and Gas Limited, a limited partnership controlled by Mr. Gray.

(3)	Upon closing of the Merger, Mr. Risley is expected to be the indirect beneficial owner of 189,046 post-Reverse Split shares of the Company’s common stock.

(4)	Upon closing of the Merger, Mr. LaRoche is expected to be the direct and indirect beneficial owner of 587,753 post- Reverse Split shares of the Company’s common stock.

(5)	H. Patrick Seale holds the shares listed as beneficially owned by him indirectly through Seale Energy Partners LP, a limited partnership controlled by Mr. Seale.

CHANGES IN CONTROL

Board and Officer Appointments

Pursuant to the terms of the Merger Agreement, upon closing of the Merger, Lawrence J. Risley, Richard F. LaRoche Jr. and John Hawkins are expected to be appointed to the Company’s Board of Directors. Everett Willard Gray, II and Brad E. Heidelberg are expected to remain as directors of the Company, with Mr. Gray continuing to act as the Company’s Chairman.

In addition to the above director appointments, Mr. Risley is expected to be appointed as the Company’s President and Chief Operating Officer and P. Mark Stark is expected to be appointed as the Company’s Chief Financial Officer and Treasurer. Mr. Gray is expected to continue to act as the Company’s Chief Executive Officer and Secretary.

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors and their ages and titles are as follows:

Name	Age	Position
Everett Willard Gray, II	35	Chairman, Chief Executive Officer Chief Financial Officer, President, Secretary and Treasurer, and Director
Brad E. Heidelberg	35	Director
Lawrence J. Risley	60	Nominee President, Nominee Chief Operations Officer and Nominee Director
P. Mark Stark	55	Nominee Chief Financial Officer and Nominee Treasurer
Richard F. LaRoche Jr.	64	Nominee Director
John Hawkins	64	Nominee Director

Set forth below is a brief description of the background and business experience of the Company’s executive officers and directors:

Everett Willard Gray, II has been a member of the Company’s Board of Directors and the Company’s Chief Executive Officer since December 10, 2008, Chairman since March 31, 2010, and Chief Financial Officer, President, Treasurer and Secretary since June 16, 2010. Mr. Gray is a seasoned executive who has been extensively involved in entrepreneurial ventures in oil field production as an angel investor and advisor/consultant to exploration and production start ups. Mr. Gray also has a diverse background gained from sales and marketing positions with a number of Fortune 500 companies, including Prudential Financial, Pharmacia Corp., Medtronic Inc., and Guidant Corporation.

In April 2007, Mr. Gray founded WS Oil and Gas Limited, which provides merger and acquisition and capital raising consulting services to businesses in the energy sector. From August 2006 to March 2007, Mr. Gray was the CEO and President of Well Renewal Inc., a micro-cap exploration and production company quoted on the Pink Sheets. Mr. Gray was also a director of Well Renewal Inc. from April 2006 to March 2007. From July 2002 to July 2006, Mr. Gray worked as a sales representative for, in turn, Medtronic Inc., Guidant Corporation and FoxHollow Technologies Inc.

Mr. Gray received his B.S. in Business Management from Texas State University. While attending Texas State, Mr. Gray was a member of the golf team, earning Southland Conference All-Academic Honors, as well as being a member of the Southland Conference Golf Championship team.

Brad E. Heidelberg has been a member of the Company’s Board of Directors since June 4, 2010. For the past five years, Mr. Heidelberg has been a practicing attorney in Midland, Texas.

Peter Mark Stark is expected to be appointed as the Company’s Chief Financial Officer and Treasurer upon closing of the Merger. Mr. Stark has 25 years of experience at the Chief Financial Officer level in energy, agribusiness, commercial real estate and manufacturing/distribution. Mr. Stark has in-depth experience in the complete management of NYSE-listed and NASDAQ-listed company activities including the preparation and execution of initial public offerings, secondary equity, and debt offerings. Duties and functions performed by Mr. Stark have included analyst guidance, disclosure policies, procedures, investor relations, and SEC reporting, including SOX implementation.

From 2003 to 2009 he served as Vice President, Chief Financial Officer and Treasurer for TXCO Resources, Inc. (“TXCO”), an oil and gas company. From 2000 to 2003 Mr. Stark held the office of Chief Financial Officer for Venus Exploration Inc. (NASDAQ: VENX), an oil and gas company. From 1995 to 1998 he was Chief Financial Officer of Dawson Production Services Inc. (NYSE: DPS), a company engaged in the business of providing oil field services. During his tenure with Dawson, he managed the acquisition of 15 companies totaling approximately $200 million in revenues. Since 2009, Mr. Stark has acted as an independent consultant and advisor on financial matters. In May 2009, after Mr. Stark left TXCO, TXCO filed for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). Mr. Stark left TXCO as part of a company wide reduction in staff. Mr. Stark is highly experienced in cash management; debt management & banking relations; risk management & insurance; long range planning & forecasting; mergers, acquisitions & divestitures; financial reporting & general accounting; real estate; corporate & personal tax pension plan administration; financial & feasibility analysis; and budgeting & profit planning.

He received a Bachelor of Business Administration from the University of Texas at Austin and a MBA from Southern Methodist University.

Lawrence J. Risley is expected to be appointed as the Company’s President and Chief Operating Officer and as a director of the Company upon closing of the Merger. Mr. Risley has over 30 years of energy industry experience in exploration, production, and operations areas. He has practical working knowledge in Gulf Coast, East Texas, Appalachian, Illinois, and Permian basins in management roles as well as an individual contributor. Mr. Risley has served as Chief Operating Officer of Pure Energy Group, Inc. since 2004, where he has been responsible for building investor value through acreage trades and acquisitions and drilling activities. At Pure, Mr. Risley has been responsible for deploying capital investments into active development of Pure’s acreage positions. He held the position of Vice President of Exploration and Production for North Coast Energy from 2002 to 2004 where he was responsible for delivering reserves production and value growth for an Appalachian focused exploration and production company that operated nearly 4,000 wells. He was employed with Chevron/Texaco from 1978 to 2000.

Mr. Risley obtained his Bachelors and Masters Degrees in Geology from State University of New York at Oneonta. Mr. Risley is a member of the American Association of Petroleum Geologists, the New Mexico Oil and Gas Association, the Permian Basin Geologic Society, the South Texas Geologic Society and the Houston Geologic Society.

Richard F. LaRoche Jr. is expected to be appointed as a director of the Company upon closing of the Merger. Mr. LaRoche served 27 years with National HealthCare Corporation (“NHC”) as Secretary and General Counsel and 14 years as Senior Vice President, retiring from these positions in May 2002. He has served as a Board member since 2002. Mr. LaRoche serves as a director of Lodge Manufacturing Company and Pure Sub (both privately held). He also served on the boards of National Health Investors, Inc. from 1991 through 2008, National Health Realty, Inc. from 1998 through 2007 and Trinsic, Inc. from 2004 through 2006. He serves on NHC’s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

He has a law degree from Vanderbilt University (1970) and an A.B. degree from Dartmouth College (1967).

John W. Hawkins is expected to be appointed as a director of the Company upon closing of the Merger. Mr. Hawkins has over 30 years experience in management and accounting for NYSE listed companies. He is currently serving as interim CFO of Pure and Aztec Energy Partners, funds, an oil and gas investment partnership. He retired as VP-Treasurer of Dillard Department Stores after 28 years of service. As VP-Treasurer of Dillard’s, he managed the treasury department, assisted with the annual audits, managed payroll department, tax department, accounts payable department, worker’s compensation and general liability department, and the employee benefits department. He was one of the 401(k) and pension plan administrators. He was heavily involved in the acquisition of 16 companies totaling approximately $2.5 billion in revenue.

Mr. Hawkins received a BBA with a major in accounting from Midwestern University.

He has served on the board of directors of the Self Insurance Institute of America, Ronald McDonald House of Little Rock, Texas Self Insured Association and as chairman of the advisory board of Certergy Inc.

TERM OF OFFICE

Members of the Company’s Board of Directors are appointed to hold office until the next annual meeting of the Company’s stockholders or until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the provisions of the Nevada Revised Statutes (the “NRS”). The Company’s officers are appointed by the Board of Directors and hold office until removed by the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has, during the since the beginning of the Company’s last fiscal year, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

(a)	any director or officer;
(b)	any proposed nominee for election as a director;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's Common Stock;
(d)	any promoters; or
(e)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

W.S. Oil and Gas Limited Convertible Note

In August 2009, W.S. Oil and Gas Limited (“WS Oil and Gas”), a limited partnership controlled by the Company’s Chief Executive Officer, provided the Company with loan proceeds of $250,000, in exchange for which, the Company issued to WS Oil and Gas a convertible promissory note (the “WS Oil Note”) for $500,000. The Company had been in default of the WS Oil Note since November 2009 due to an inability to meet the payment schedule specified in the terms of the WS Oil Note.

Between March 2010 and September 2010, WS Oil and Gas assigned a total of $100,000 of the amounts due under the WS Oil Note to unrelated third parties. The Company issued a total of 5,810,666 shares of common stock between March 2010 and September 2010 to settle the amounts assigned by WS Oil and Gas.

On November 24, 2010, the Company entered into an agreement (the “WS Settlement Agreement”) with WS Oil and Gas to settle all amounts payable under the WS Oil Note. Pursuant to the terms of the WS Settlement Agreement, the Company agreed to issue to WS Oil and Gas 20,000,000 shares of common stock at a price of $0.02 per share (equal to the average closing price of the Company’s common stock for the 20 trading days prior to the date of the WS Settlement Agreement) or $400,000 in the aggregate. In payment of the purchase price for the shares issuable under the WS Settlement Agreement, WS Oil and Gas agreed to release the Company from all of the Company’s obligations under the WS Oil Note. A total of $400,000 was payable on account of principal and interest on the WS Oil Note at the time the WS Settlement Agreement was entered into.

Loan Agreement with Everett Willard Gray, II

On June 11, 2010, the Company entered into an agreement with Everett Willard Gray, II for the principal sum of $68,800 on account of amounts advanced by Mr. Gray to the Company for payment of certain operating and administrative expenses. Under the terms of the Company’s loan agreement with Mr. Gray, the Company agreed to pay to Mr. Gray a total of $75,680 on account of principal and interest on or before July 30, 2010. This loan from Mr. Gray has been paid in full.

C.K. Cooper & Associates Inc.

In September 2010, the Company issued an aggregate of 9,600,000 shares of the Company’s common stock to C.K. Cooper & Associates, Inc. (“CK Cooper”) and their nominees in exchange for CK Cooper’s agreement to provide the Company with financial advisory services, including advising the Company on potential financing, business combination and asset acquisition opportunities.

On November 7, 2010, the Company and Pure entered into an agreement with CK Cooper, pursuant to which the Company agreed to pay CK Cooper a fee of $125,000 on closing of the Merger. If the Merger does not close, CK Cooper is to be paid a fee of $100,000, of which $50,000 is to be paid by the Company and $50,000 will be paid by Pure. In addition, the Company agreed to pay CK Cooper $75,000 for a written fairness opinion with respect to the Merger, plus an additional $10,000 for each update to the opinion. At the time of this Agreement, CK Cooper beneficially owned more than 5% of the Company’s outstanding common stock. As of the date of this Information Statement, the number of shares of the Company’s common stock beneficially owned by CK Cooper was less than 5% of the shares outstanding due to the issuance by the Company of additional shares of common stock to persons other than CK Cooper.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of the Company’s equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based on the Company’s review of the copies of such forms received by the Company, other than as described below, no other reports were required for those persons.

During the Company’s current fiscal year, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act:

Name and Principal Position	Number of Late Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Everett Willard Gray, II Chairman, Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	None	None	None
Brad E. Heidelberg Director	None	None	None

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Brad E. Heidelberg is the Company’s sole independent director.

Upon their appointment, Mr. LaRoche and Mr. Hawkins are expected to meet the definitions of independence provided in NASDAQ Rule 5605(a)(2).

COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not currently maintain a separately designated nominating committee, audit committee, compensation committee or any other committees. The Company’s Board of Directors currently consists of two directors, making the appointment of separately designated committees superfluous. Currently the Company’s entire Board of Directors participates in the nomination, audit and compensation process.

Upon closing of the Merger, the Company’s Board may appoint separately designated committees, but a determination in that regard has not yet been made.

Nomination Process

The Company does not have a nominating committee charter nor does it have any written policies with respect to the consideration of director candidates recommended by the Company’s security holders. As the Company is in the early stages of developing its business, the Company’s Board of Directors feels that it is unnecessary to establish a specific policy for considering candidates recommended by security holders. The Company examines all director candidates, whether recommended by the Company’s security holders or otherwise, on a case by case basis based on each individual candidate’s experience, skill set, integrity and reputation, the current needs of the Company, the current make up of the Company’s Board of Directors and any other factors that the Company’s Board of Directors deems relevant.

Each of Mr. Risley, Mr. LaRoche and Mr. Hawkins were recommended for the Company’s Board of Directors by Pure.

Audit Process

The Company does not have an audit committee charter. The Company’s Board of Directors reviews and discusses the Company’s financial statements with the Company’s management, and has discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 6, as amended and as adopted by the Public Company Accounting Oversight Board (the “PCAOB”). The Company’s Board of Directors has received written disclosures and the letter from the Company’s independent auditors required by the PCAOB regarding the Company’s independent auditors’ communications concerning independence, and has discussed the independent auditors’ independence. Based on these discussions and disclosures, the Company’s Board of Directors (consisting of Everett Willard Gray, II and Brad E. Heidelberg) approved the inclusion of the Company’s audited financial statements in its Annual Report on Form 10-K for the year ended July 31, 2010.

The Company does not currently have a person on its Board of Directors that meets the definition of an “audit committee financial expert”. The Company was not previously able to acquire the services of a person that meets the definition of an “audit committee financial expert” for its Board of Directors. Upon closing of the Merger, it is expected that Mr. Hawkins will meet the requirements of an “audit committee financial expert.”

Director and Executive Officer Compensation Process

The Company does not have a compensation committee charter. When setting director and executive officer compensation, the Company’s Board of Directors takes into consideration each individual’s skills and experience, the responsibilities of that individual, the amount of time expected to be devoted to the Company’s business activities, the relative availability of persons with similar skills and experience, and the Company’s financial resources. The Company has not previously engaged the services of independent compensation consultants in setting compensation for its directors and executive officers.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to the Company, to the attention of the Board of Directors, at the address and telephone number set out on the cover page to this Information Statement.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT

Mr. Gray currently acts as the Company’s principal executive officer and Chairman of the Company’s Board of Directors. Mr. Heidelberg is currently the only independent member of the Company’s Board of Directors. The Company’s management and Board of Directors has determined that this leadership structure is appropriate as the Company currently has limited financial and other resources. The Company’s Board of Directors oversees the overall operation of the Company and sets the Company’s major strategic, business and financial goals which are then implemented by the Company’s management. As Mr. Gray acts as Chairman of the Board and as the Company’s principal executive officer, the Company’s Board of Directors is kept informed of the Company’s day to day management and implementation of the goals set by the Board of Directors. The Company’s Board of Directors and management factors business, financial, strategic and other risks in setting the Company’s goals and in managing the day to day operation of the Company’s business.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by the Company’s named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K during the fiscal years ended July 31, 2010 and 2009.

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year Ended July 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen -sation ($)	Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen -sation ($)	Total ($)
Everett Willard Gray, II(1) Chairman, CEO, CFO, President, Secretary, Treasurer & Director	2010 2009	$180,000 $180,000	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$12,586 $12,586	$192,586 $192,586
Paul C. Kirkitelos(2) Former Chairman, Former CFO, Former Secretary, Former Treasurer & Former Director	2010 2009	$0 $30,000	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $30,000
H. Patrick Seale(3) Former President, Former COO & Former Director	2010 2009	$150,000 $180,000	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$150,000 $180,000

Notes:

(1)

Pursuant to a verbal agreement, the Company currently pays Mr. Gray a salary of $180,000 per year, beginning May 23, 2009. In addition, the Company provides Mr. Gray with a vehicle allowance in the amount of $1,048.86 per month.

(2)

Dr. Kirkitelos was the Company’s President and CEO from November 21, 2007 to December 10, 2008, the Company’s Chief Financial Officer, Secretary and Treasurer from November 21, 2007 to February 8, 2010 and a Director from December 24, 2007 to March 31, 2010. On February 1, 2010, the Company entered into a settlement agreement with Dr. Kirkitelos pursuant to which the Company agreed to pay Dr. Kirkitelos $60,000 for previously accrued and unpaid compensation.

(3)

Pursuant to a verbal agreement, the Company paid Mr. Seale $15,000 per month for his services. Mr. Seale acted as a member of the Company’s Board of Directors and as the Company’s Chief Operating Officer from August 11, 2008 to June 16, 2010, the Company’s President from December 10, 2008 to June 16, 2010 and the Company’s Chief Financial Officer, Secretary and Treasurer from February 8, 2010 to June 16, 2010. Pursuant to a separation agreement dated June 15, 2010, the Company agreed to pay Mr. Seale the amount of $150,000 for his services during fiscal 2010 to that date.

Outstanding Equity Awards At Fiscal Year-End

As at July 31, 2010, no equity awards had been granted to the Company’s named executive officers as that term is defined in Item 402(m)(2) of Regulation S-K.

Director Compensation Table

The following table sets forth the compensation paid to the Company’s directors during the Company’s July 31, 2010 fiscal year, other than directors who were also named executive officers as that term is defined in Item 402(m)(2). Compensation paid to directors who were also named executive officers during the Company’s July 31, 2010 fiscal year is set out in the tables above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brad E. Heidelberg	$2,400(1)	$0	$0	$0	$0	$25,000	$27,400

Note:

(1)

On June 4, 2010, Mr. Brad E. Heidelberg was appointed as director of the Company to fill the vacancy created by the resignation of Dr. Paul Kirkitelos. The Company paid Mr. Heidelberg a lump sum $25,000 upon his appointment as a member of the Company’s Board of Directors in consideration for his agreement to join the Company’s Board. In addition, pursuant to a verbal agreement, the Company paid Brad Heidelberg an additional $2,400 for his services during the year ended July 31, 2010.

Employment Contracts

The Company has no termination of employment or change-in-control arrangements with any of its executive officers or directors. The Company has no written compensation agreements with any of its executive officers or directors.

Since October 13, 2010, Mr. Stark has acted as a consultant to the Company pursuant to a consulting agreement that pays him $15,000 per month for financial and accounting advisory services. It is expected that Mr. Stark will act as Chief Financial Officer and Treasurer upon closing of the Merger on the same terms as his consulting agreement.

The Company has not entered into compensation arrangements with Mr. Risley, Mr. LaRoche or Mr. Hawkins at this time, but expects to do so shortly upon completion of the Merger.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

DORAL ENERGY CORP.

Dated: December 22, 2010	/s/ Everett Willard Gray, II
EVERETT WILLARD GRAY, II
Chief Executive Officer, Chief Financial Officer,
President, Treasurer and Secretary